AEM SPA

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/142/2007/MAN/as

BY COURIER

07024171

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

May 31, 2007

SUPPL

SEC Mail Processing Section
RECEIVED
JUN 2007
WASH, D.C.
160

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed the translation of the Minutes of Aem Shareholders Ordinary Meeting held on April 26, 2007.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JUN 11 2007
THOMSON
FINANCIAL

Encl.

Cod. 5968117 - 6/2003

AEM S.p.A.

Minutes of the Ordinary Shareholders' Meeting

of April 26, 2007

On the twenty-six day of April 2007, at 11:00 a.m., the Ordinary Shareholders' Meeting of AEM S.p.A. was held in Milan, at "Casa dell'Energia AEM", at piazza Po n. 3.

Mr. Giuliano Zuccoli, in his capacity as Chairman of the Board of Directors, chaired the meeting pursuant to Article 13 of the By-Laws, and declared the session open.

The Chairman announced that:

- in addition to himself, the Chairman, the following members of the Board of Directors were present, Messrs.:

-- Alberto Sciumé (Vice Chairman);

-- Gianni Castelli;

-- Mario Mauri;

-- Paolo Oberti;

-- Francesco Randazzo;

-- Aldo Scarselli;

- as regular members of the Board of Statutory Auditors, the following Mess.rs were present:

-- Alfredo Fossati (Chairman);

-- Salvatore Rino Messina;

-- Luigi Carlo Spadacini;

- the Directors Mr. Dario Cassinelli and Mr. Antonio Taormina justified their absence.

Upon the attendants' unanimous consent, Mr. Carlo Marchetti, notary public, accepts to act as secretary to the meeting.

The Chairman notified and acknowledged that:

- the ordinary shareholders' meeting was duly convened on first call, to be held on this day and in this place, at 11:00 a.m., in accordance with the applicable laws and by-laws, as per notice published in the Official Gazette of the Republic of Italy - Notice Sheet No. 35 of March 24, 2007, Notice No. S-2494, as well as in the dailies "Il Sole 24 Ore" and "Milano Finanza" of the same date, with the following

agenda

1. *Appointment of a Director; inherent and consequent resolutions.*
2. *Financial Statements as of December 31, 2006, Directors' Report on operations and Report of the Board of Statutory Auditors: inherent and consequent resolutions.*

- with regard to the items on the agenda, the accomplishments provided by the laws and regulations then in force had been duly fulfilled; more specifically:

-- the draft annual accounts, the consolidated accounts, the Report on operations and the Annual report on corporate governance, as approved by the Board of Directors' meeting of March 19, 2007, had been filed with the registered office and at Borsa Italiana S.p.A.[1] on March 30, 2007, as well as made available on the website: www.aem.it;

-- the Report of the Board of Statutory Auditors and the Report of the Independent Auditors, as well as the explanatory report to the shareholders' meeting on the appointment of a Director and the proposal by the Board of Statutory Auditors for the audit assignment, had been publicly made available in the same way starting from April 11, 2007;

-- all the documentation had been sent to the shareholders present in person or by proxy at the last meeting; all shareholders registered in the register of shareholders as owning at least 500,000.- shares, as well as all those who had requested it;

-- as well as delivered to all of the shareholders, or their proxies present at the meeting.

The Chairman acknowledged that no. 85 shareholders representing no. 982,184,030 ordinary shares - equal to 54.56% of no. 1,800,047,400.- ordinary shares, with a par value of Euro 0.52 each, constituting the share capital of € 936,024,648.00.- were present in person or by proxy.

At that date, the non-voting shares of the Company were no. 16,159,850, equal to 0.898% of the share capital.

Then, the Chairman stated that the meeting on first call was validly constituted in compliance with the applicable laws and by-laws and was entitled to resolve upon the agenda.

The Chairman:

- acknowledged that the persons in charge had verified the attending shareholders' legitimate right to be present at the meeting, and, in particular, that the proxies submitted by those present had been checked for compliance with the laws and by-laws in force;

- informed that the name list of the participants, whether present in person or by proxy, including all the data required by *Consob*[2], shall be attached to these minutes as an integral part thereof, together with the list of persons admitted to hear the meeting only, including the reporters attending the meeting from an appropriate room, connected by means of an audio-visual system. Furthermore, in order to cope with the technical and organizational needs of

[1] Italian Stock Exchange.

[2] *Commissione Nazionale per le Società e la Borsa* = Italian Securities and Exchange Commission.

the proceedings, some employees and collaborators of the Company would attend the meeting from another appropriate room connected by means of a closed circuit TV system;

- informed that, in order to facilitate the drawing up of the minutes, the carrying out of the meeting would be recorded pursuant to Article 13 of the By-Laws, as usual, while audio/videotaping and TV broadcasting would not be allowed;

- notified that, according to the records filed in the register of shareholders and taking into account the updates relating to the meeting of that day, as well as according to the notices received pursuant to Article 120 of Legislative Decree No. 58/98 and other available information, the entities proven to directly or indirectly own a number of shares equivalent to more than 2% of the subscribed and paid-up share capital, are the following ones:

SHAREHOLDERS	NO. OF ORDINARY SHARES	% OF SHARE CAPITAL
MUNICIPALITY OF MILAN	**Total 776,286,054**	**43.126%**
of which		
- directly	760,078,804	42.225%
- indirectly through METROPOLITANA MILANESE S.P.A.	47,400	0.003%
- indirectly through AEM S.P.A. (own non-voting shares)	16,159,850	0.898%
MOTOR-COLUMBUS AG	**Total 107,313,281**	**5.962%**
- indirectly through ATEL - AARE TICINO SA DI ELETTRICITA'	12,520,000	0.696%
- indirectly through ATEL ITALIA HOLDING S.R.L.	94,793,281	5.266%
PREMAFIN FINANZIARIA S.P.A. HOLDING DI PARTECIPAZIONI	**Total 36,646,474**	**2.037%**
of which		
- indirectly through FONDIARIA SAI S.P.A.	6,150,158	0.342%
- indirectly through MILANO ASSICURAZIONI S.P.A.	30,331,316	1.685%
- indirectly through NOVARA VITA S.P.A.	100,000	0.006%
- indirectly through SYSTEMA COMPAGNIA ASSICURAZIONI S.P.A.	65,000	0.004%

FIDELITY INTERNATIONAL LIMITED	**37,324,785**	**2.074%**
T.ROWE PRICE INTERNATIONAL INC.	**36,296,739**	**2.016%**

- also informed that, if necessary, Kairos Partners SGR S.p.A. could be deemed as the holder of overall no. 40,717,585 shares, representing 2.262% of the share capital in its capacity of manager of personal and collective asset;

- stated that he was not aware of any Shareholders' agreements pursuant to Article 122 of Legislative Decree No. 58/98, having the Company shares as an object, and however disclosed pursuant to Article 9 of the By-Laws;

- reminded that, pursuant to Article 9 of the By-Laws - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting rights connected to the shares held by a shareholder to an extent exceeding 5% of the share capital, may not be exercised and the voting right due to each of the entities to which the threshold of the share ownership may be referred would be proportionally reduced, except as preliminarily and jointly indicated by the parties concerned;

- furthermore, reminded that, pursuant to Article 14, paragraph 2 - except for the Municipality of Milan and the entities set forth in Article 9, paragraph 6, of the By-Laws -, the voting right may not be exercised for more than 5% of the share capital not even by proxy, unless the proxy would be granted within the framework of the procedure for request and collection of the proxies under Articles 136 and ff. of the *Testo Unico della Finanza*[3];

- formally requested those present to state any reasons, if any, to suspend the voting rights in accordance with the applicable laws and by-laws;

- requested the shareholders or their proxies present - wishing to take the floor - to sign up in advance by giving their names to the Secretary, Professor Carlo Marchetti, at the Chairman's table. When it would be their turn, they could speak with the appropriate microphone close to the table.

Before going on to discuss the items on the agenda, the Chairman notified the technical procedures for managing the meeting and for voting:

- upon registration to enter the meeting, each shareholder or proxy was given a voting card - or several voting cards if representing other shareholders by proxy - and expressed the intention, on behalf of the persons represented, of expressing a "dissenting vote";

[3] Finance Consolidation Act.

- each voting card consisted of no. 8 coupons of different colours, ordered by consecutive numbers;

- voting would be carried out by a show of hands. However, in order to facilitate the vote count, opposing or abstaining shareholders had to express their vote also by using the appropriate coupon;

- the described voting procedure would be carried out for the resolutions relevant or related to the items on the agenda, whereas the other voting - relating to the procedures for carrying out the meeting - would be exclusively carried out by a show of hands. In this case, those expressing a dissenting vote or abstaining from the vote would be obliged to communicate the name and the number of shares represented in person and/or by proxy.

The Chairman announced that, in order to facilitate the votes with the described procedures, it would be appropriate to appoint two vote counters. He proposed to appoint Mrs. Cinzia Debellis and Mr. Paolo Tagliagambe. Once acknowledged that, at the beginning of the vote, no. 88 shareholders representing no. 991,364,031 voting shares - equal to 55.07% of the share capital - were present in person or by proxy, the Chairman put to the vote, by show of hands, the proposal to appoint Mrs. Cinzia Debellis and Mr. Paolo Tagliagambe as vote counters.

The meeting unanimously approved.

Finally, the Chairman requested those present in person or by proxy not to absent themselves, whenever possible; however, should they leave the meeting before voting or the end of the proceedings, they were kindly requested to return the attendance card to the staff member in charge. Should they return to the meeting hall, they would be given back the card and the relevant recording of the presence.

The Chairman also pointed out that, in case of issue of more than one coupons to an individual proxy, the procedure will automatically consider out of and excluded from the voting the holder of any coupons remaining undelivered to the staff in charge, should the proxy leave and hand over only one or some of the coupons.

* * *

The Chairman goes on to discuss the first item on the agenda, bearing: "*Appointment of a Director; inherent and consequent resolutions.*", and invites the Secretary to read out the Directors' Report on the issue that is reported below.

"*Dear Shareholders,*

on February 28, 2007, the Board of Directors appointed Mr. Gianni Castelli, whose resume is published in the website www.aem.it, as Company's Director as a substitute for the resigning member Mr. Luigi Galassi.

The term of office of Mr. Castelli will expire upon the date of the next Shareholders' Meeting, which will then be called to resolve upon the appointment of a new Director.

The Board of Directors invites the Shareholders' Meeting to adopt the appropriate resolutions".

At the conclusion of the reading, the Chairman recalls that, as provided by Section 16 of the current by-laws, for directors appointed other than for the renewal of the entire Board of Directors, the Shareholders' Meeting passes its resolutions with the legal majorities and without complying with the procedure related to elections based upon the list vote mechanism.

Then he declares the meeting open on the first item on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary at the Chairman's table and inviting them to announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. **Angelo Fasoli** takes the floor on behalf of ATEL, proposing to appoint as a Board Member Mr. Gianni Castelli, whose resume has already been passed to the Board of Directors, as he was co-opted last February.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;
- requested the attendants to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- acknowledged that at the beginning of the vote, no. 90 shareholders representing no. 991,709,031 voting shares - equal to 55.09% of the share capital - were present in person or by proxy;
- put to the vote (at 11:15 a.m.), by show of hands, the proposal by the shareholder ATEL to appoint Mr. Gianni Castelli as a Director of AEM S.p.A., with the authorization under Article 2390 of the Italian Civil Code.

The majority of the meeting approved and the Chairman announced the result, notifying that Mr. Gianni Castelli had been appointed Director; his term of office will expire on the occasion of the shareholders' meeting called to approve the financial statements as of December 31, 2007, together with the term of office of the Directors holding office.

Opposing votes: no. 3,385,890 shares.

Abstained: no. 100 shares.

Favourable votes: no. 971,012,130 shares.

See attached details.

* * *

Moving to discuss the second item on the agenda, bearing: *"Financial Statements as of December 31, 2006, Directors' Report on operations and Report of the Board of Statutory Auditors: inherent and consequent resolutions"*, the Chairman announces that, in compliance with *Consob* requests, the Independent Auditors have taken no. 330 hours for a fee of € 29,200.00.- for auditing the annual accounts of AEM S.p.A. and no. 130 hours for a fee of € 17,800.00.- for auditing the consolidated accounts of the AEM Group.

Furthermore, by the attendants' unanimous consent, he proposes to omit the reading of the financial statements, the Report on operations, the Report of the Board of Statutory Auditors and the Report of the Independent Auditors, in order to leave greater space to the discussion.

The latter have expressed an opinion without any remark on AEM's annual accounts and on the AEM Group's consolidated accounts as of December 31, 2005, as it transpires from the Reports issued on April 10, 2007, which could be found in the booklet containing the draft annual and consolidated accounts that the participants are holding in their hands.

Before going on to discuss, the Chairman of the Board of Statutory Auditors. Mr. Fossati, proceeds, upon the invitation of the Chairman, to read out the reply by the Board of Statutory Auditors itself to the notice given by a shareholder pursuant to Article 2408 of the Italian Civil Code, that is reported below:

"In his intervention during the course of the previous shareholders' meeting of October 27, 2006, shareholder Arturo Buzzi made various observations on the valuation of the equity investment in Metroweb S.p.A. made at the time of its transfer and on the accounting treatment of the company's payables due to banks and AEM S.p.A. in the financial statements of Metroweb S.p.A., specifying that the intervention itself constituted notification to the Board of Statutory Auditors pursuant to Article 2408 of the Italian Civil Code.

The Board of Statutory Auditors of AEM S.p.A. has considered the observations made by shareholder Buzzi, as to which it points out the following.

With regard to the valuation of Metroweb S.p.A., the price for the transfer of the shares representing 100% of the company was about € 39 million, and was calculated as the difference between the value of € 232 million attributed to net fixed and current assets, of the company and its negative net financial position equal to about € 193 million.

Therefore, the comparison made by shareholder Buzzi between the shares' transfer price (which, inter alia, *was indicated by the same as being equal to € 27 million) and the gross investments of about € 270 million made by Metroweb is not significant, as we are dealing*

with figures which cannot be compared because the first figure refers to an amount net of financial payables, while the second figure represents the amount gross of such payables.

The comparison should probably be made between the valuation acknowledged by the buyer to net corporate assets relating to fixed assets and the book value of investments net of amortisation/depreciation quotas already appropriated. Such comparison between homogeneous data confirms that the valuation of the Company's fixed assets upon transfer is in line with the residual value of investments entered in the accounts, thus confirming the fairness of amortization/depreciation made in the previous financial years.

With regard to the bank debt initially contracted by Metroweb S.p.A. to finance its own investments, it was repaid in advance at the end of 2004 and replaced by loans granted by AEM S.p.A. in consideration of the fact that the parent company had been able to acquire financial sources at market conditions more favourable than those acknowledged to Metroweb S.p.A. on its own bank loans. Such loans have been repaid by Metroweb S.p.A. to AEM S.p.A. within the transaction concerning the transfer of the equity investment Metroweb S.p.A..

With regard to loans (bank loans and loans to AEM S.p.A.), the accounting treatment followed by Metroweb S.p.A. in its own financial statements is based on generally accepted accounting principles, according to which the income statement must include only the entry of interest expense accrued in the relevant period; on the contrary, the repayment of the portion of capital (as well as the raising of the loan itself) is not significant from an income point of view".

Then the Chairman thanks Mr. Fossati and call upon the Secretary, who proceeds to read out the proposals submitted by the Board of Directors, reported on page 33 of the printed booklet distributed to those present and that is reported below; then he declares the meeting open on the second item on the agenda, reminding those who wish to take the floor to do so by firstly registering their name with the Secretary at the Chairman's table and inviting them to also announce their name before each intervention and reply, if any, in order to simplify drafting of the minutes.

Mr. Buzzi, in relation to the reply given by the Board of Statutory Auditors to his complaint pursuant to Article 2408 of the Italian Civil Code, expresses his complete dissatisfaction with the form and merits of the said reply. Given the precise technical nature of the questions raised during the course of the last shareholders' meeting, it was in his view necessary for the reply to be given in written form and in any cease prior to the meeting, so as to be able to assess the fairness of the replies. It is not possible however to ascertain whether or not the

replies are exhaustive from the simple and rapid reading that the Chairman of the Board of Statutory Auditors has given.

He reserves the right, however, after reading the contents of the reply in the minutes, to make comments and communications, if any, during the next shareholders' meetings.

Mr. Girelli Consolaro expresses his satisfaction with the figures in the financial statements which have contributed to the distribution of a dividend increased by about 16% compared to the previous year.

He asks what the Chairman is able to say about the merger with ASM Brescia, and in particular what could be the advantages for minority shareholders.

He also asks whether or not the shareholders' agreements existing between AEM and EDF in relation to the governance of Edison would continue in the event of the merger being successful. In this respect, he also asks when these shareholders' agreements are due to expire and what prior notice, if any, is required to terminate them.

With regard to the judicial proceedings pending before the European Union Court regarding the by-laws, he asks whether the outcome is already certain.

Finally, he raises the subject of the drought which has been discussed in the newspapers in order to ask whether the Company has taken steps to reduce the damage that might arise. In this respect he also expresses his own personal disappointment about the absence of nuclear energy production in Italy.

Mr. Fragapane expresses his satisfaction with the Company's performance and the proposed dividend. In relation to the negotiations with ASM Brescia, he observes that relations would probably be better if the respective Local Governments shared the same political line. His impression is that the behaviour of the counterpart almost makes one think that the advantage of the merger would be entirely to the benefit of AEM. Yet both parties would obtain benefits from the transaction, and it is therefore to be hoped that a solution is found that is satisfactory for everyone. One of the problems to be resolved, he continues, is that of the future shareholding structure, given that after the merger the equity investment of the Municipality of Brescia would be larger than that of the Municipality of Milan. He therefore suggests that the Municipality of Brescia places part of the shares held in ASM onto the market.

Finally, he expresses his own dissatisfaction about the levels of helpfulness on the part of the Company's administrative offices, which have shown no willingness to collaborate in an affair in which he is involved regarding the discharge of taxes on dividends received in 2000.

Mr. Sacco asks whether AEM intends to develop the business of producing heat for condominiums in Milan and whether therefore there is a project for building heat production

plants. Finally, he supports the hope already expressed that Italy might return to the production of nuclear energy.

Then Mr. **Trevisan** takes the floor, recalling that, with regard to the judicial proceedings pending before the Court of Justice in relation to the by-laws of AEM, the position of the Board of Directors during the past shareholders' meetings has always been to postpone the debate before the court. However, in his view, reasons of transparency and respect for the market should lead the Board to clearly express its own position on the point.

The Advocate General at the Court of Justice, he recalls, has concluded by ascertaining that Article 56 of the EC Treaty is in conflict with a national law that allows a public body owning minority shareholdings in a privatised company to retain the power to appoint the absolute majority of members of the Board of Directors, finding itself therefore in a highly privileged position with respect to the other shareholders. As a result, the advocate general states that the national law which authorises a public body to retain the power to appoint the absolute majority of members of the Board of Directors in a company in which such public body holds a minority interest, constitutes a restriction on the movement of capital. This, he emphasises, is the conclusion of the advocate general of a Court whose only interest is the supreme interest of Europe. The Court, which should have given its ruling between December and January, has still not done so. However, it is important to stress that the above position set out above comes from a person who is extraneous to the litigation, who has no interest whatsoever in AEM, and is therefore entirely independent. He asks what is the position of the Board of Directors in relation to the position of the advocate general of the Court of Justice.

After recalling that, according to the Court of Justice, Article 2449 of the Italian Civil Code would be open to criticism to the extent to which it does not make the rights of the public bodies subject to the possession of at least the majority of the share capital, he states that he wishes nevertheless to examine the relationship between the said law and the special laws. According to Article 2449, in fact, this must be without prejudice to the provisions under special laws. For this purpose, Decree Law no. 332 of May 31, 1994, as amended and converted into Law no. 474 of July 30, 1994, bearing rules to speed up procedures for the disposal of equity investments owned by the State and by public bodies in joint stock companies, can be considered as a provision of special law. Since in his view there can be no doubt that the aforementioned is a special law (and asks whether the Company shares such a view) it is necessary to remember that Article 2, letter d), of this law grants special power to public Bodies only for the appointment of a director without voting rights. The decree must therefore be regarded as a *lex specialis* in relation to Article 2449. He repeats his request to know the position of the Board on the point, even without reasoning, so that the shareholders

and the market are aware as to whether or not the Company regards this provision of law as being applicable to AEM. If in fact the position were shared, it is asked how it was possible to adopt a by-law provision that provides not only for the direct appointment of Directors with voting rights, but also the appointment of Directors in a key positions. Indeed he recalls that of the two Directors appointed by the Municipality, one is Mr. Zuccoli who is the Managing Director of the Company and who should therefore have been more appropriately appointed by the shareholders' meeting.

Mr. Trevisan specifies, upon request from the hall, that the matters set out in his intervention must be regarded as being relevant to the agenda, considering that the judicial proceedings concerned are mentioned in both the report on corporate governance attached to the financial statements and the report of the Board of Statutory Auditors.

He emphasises once again that the matters that he raises today are quite separate to the legal dispute arising between he himself and the Company, given that in the meantime a third party has been involved, which is the Court's advocate general. And, in any case, the proceedings are also important in relation to the possible merger between AEM and ASM Brescia. He asks, in this respect, whether the Board of Directors, in the event of the combination being completed, intends to re-propose a clause in the by-laws which is the same as that adopted by the shareholders' meeting in April 2005. He also asks what measures it would intend to take in the event of the Court ruling against the clause in the by-laws, and in particular whether it would appoint a new Board of Directors, or if indeed it would propose the re-election only of board members appointed directly by the public body. These, he observes, are important decisions from both the media point of view and the performance of operations.

He ends his intervention by emphasising how the management of the Board of Directors is certainly to be appreciated, but the governance of the Company, in his view, is outside the legislative dictates.

Mr. Galeone states that he has appreciated the willingness of the Chairman to leave as much space as possible for discussion by the shareholders' meeting. However, certain interventions, such as that of the previous shareholder, appear to be extraneous to the agenda. Furthermore, the arguments put forward are based upon an opinion, which is that of the advocate general of the Court of Justice. It is therefore necessary to await the judgement of the Court. In his view it cannot be suggested that the Board of Directors should respond in relation to events that are only hypothetical. When a ruling is made, the corporate bodies will then decide what to do, and this will of course also be considered at the shareholders' meeting.

He concludes his intervention by inviting therefore to discuss the items on the agenda, observing, for his part, that the proposed dividend is rather low.

Mr. Basilio Rizzo expresses his satisfaction with the contents of the report of the Board of Statutory Auditors, which carries the opiniòn expressed by the advocate general of the Court of Justice. It therefore remains to await the ruling, after which each person will assume responsibility for the decisions made, and it will be possible to ascertain whether such decisions have been taken in the interest of all the shareholders or of only one of them.

He then considers the possible merger between AEM and ASM, focusing attention on the related transaction of the merger with AMSA, which according to what everyone has been informed has to precede the integration with ASM Brescia.

He feels that in this respect the shareholders of AEM must be fully informed, and that therefore the Board of Directors must express their own view regarding the possible incorporation of AMSA, after which there would be an increase in the share quota belonging to the relevant shareholder, to an extent that will depend upon the value attributed to AMSA itself. He therefore asks whether the Board of Directors is able to provide its own assessment as to the value of AMSA, also because, so far as he is aware, contact has already been established in this respect with the municipal administration.

On this point, he also recalls the past purchase of Ecodeco, in order to ask whether it is appropriate, considering that a merger is now being planned with a company that operates in the same sector. At the same time he asks whether or not the right has been exercised to purchase the total amount of the Ecodeco shares and, if so, on the basis of what considerations of convenience was the purchase completed. He once again repeats the request to know whether there has been a valuation by the Board of Directors concerning AMSA, and whether an advisor has been appointed for the said valuation to be made, repeating that the shareholders ought to be fully informed.

With regard to the merger with ASM, he observes that judgment as to the convenience of the transaction depends upon the role that AEM is able to carry out in the context of the integration, and upon the valuation that will be made from the share swap ratio. He asks the Board to describe to the shareholders' meeting what, in its view, is a reasonable share swap ratio, below or above which the transaction would not be regarded as advantageous. Moreover the transaction, he continues, seems at present to be more the subject of negotiations between the two mayors rather than the respective Boards of Directors. And this, in his view, is unreasonable, considering that the Board of Directors of a company (and its Chairman) must respond to all shareholders, and not act in the interest of only one of them. Furthermore, if it is true that AEM has achieved good results, also in terms of increased value of its stock, it is also true that ASM Brescia is doing even better. This could influence the definition of the share swap ratio. He asks, more generally, who is the person managing negotiations, and what

is the position of the Board of Directors, irrespective of what the mayors of the cities involved are thinking and doing.

Furthermore, he asks what impact the merger could have upon employment, recalling that in this respect various exploratory channels have already been opened with the workers organisations. He emphasises that this is a fundamental question, as it must not be forgotten that the prosperity of a company is represented first and foremost by the human resources of its workers.

Finally, once again in relation to the workforce, he asks whether or not the employment levels over the last year reached their highest points in the run-up to the elections.

There being no other person wishing to take the floor, the **Chairman Mr. Zuccoli** moves on with the following replies.

Recalling first of all the comments of various shareholders in relation to nuclear energy, he agrees that the prohibition in force in Italy is certainly anomalous. Italy is in fact one of the countries that imports electrical energy from abroad at a higher price, including nuclear energy, and yet it is geographically very close to Countries which produce such energy. Furthermore, the European Union has established that by 2020/2021 at least 20% of energy production must be derived from renewable sources. This decision also forms part of the move to reduce pollution throughout the world, now that the Kyoto Protocol has also been accepted by the USA and China.

However, if this attitude towards nuclear energy changes, AEM will be ready to meet the challenge: on the other hand, EDF, partner of AEM in Edison, is the largest worldwide producer of nuclear plants.

Drought is also a problem that the Company is bearing in mind. This is connected with the particularly mild weather during last winter which has seen very low levels of snowfall. However AEM has a large number of cubic metres of water available at the Cancano plant. The Company is therefore ready to make its resources available, provided however that the community contributes towards the costs incurred. The overall situation, however, gives rise to concern as there is a real risk that the thermoelectric power plants will have to stop operating due to lack of water to cool the turbines. Everyone will have to play their part, including agriculture, which still uses a system of irrigation that is fairly antiquated.

The Chairman continues by describing the integration project with ASM Brescia. He recalls that between 1997 and today AEM has grown considerably, in terms of both turnover, results achieved and employment. The way ahead is now clearly set out and it is not in the interest of anyone to return to being a small-sized company supplying electricity and gas for the city of Milan only. The turning point, he observes, was the "Bersani Decree" of 1999, which

introduced new possibilities that AEM has been able to exploit. Furthermore, the Company has a tradition of development and geographic extension that also goes beyond the city, as demonstrated by its presence in Cassano, Valtellina and so on. As part of its development plan, AEM has also purchased 20% of Edipower, the largest company that ENEL put up for sale following the abovementioned decree. It has also purchased the ENEL network in Milan, and has become a part of a company of leading importance such as Edison.

The proposed merger forms part of this plan and represents a means of guaranteeing further growth. Naturally, in order to carry out any combination, it is necessary for all those involved to reach an agreement. Among the various possible transactions, the Company has concentrated on the ASM proposal, because there has been a traditional mutual collaboration between the two companies, from the Cassano plant to the high voltage network system in the Lombardy region, before it was acquired by Terna. Naturally, the task of the Board of Directors of AEM is to defend the interests of all the shareholders: from the Municipality and the Investment Funds to the individual small shareholders. For this purpose, it is right that the negotiations are carried out directly by the governing bodies of the companies concerned, which is what is happening. The negotiations have now reached their final stages and it will not be long before a final decision is made as to whether to continue or not. AEM does not feel itself to be under any pressure in the negotiations, being in a position to be able to decide upon its own future with absolute serenity. On the other hand, the Company is already present in Edison, which is planning important developments in the gas sector, and owns a significant equity investment in Atel, a Swiss company of leading importance, in addition to be a shareholder of Edipower.

During the negotiations, AEM has appointed Mediobanca and JP Morgan as its advisors, with the task of establishing the share swap value, which is certainly one of the most complex aspects. This, however, is not helped by various pieces of contradictory news that appear in the press, such as news of the further reduction of the free float of ASM, or the intention of the latter to acquire Endesa Italia. The situation is therefore in continual development.

AMSA is another project that the Company looks upon with interest. The transaction, he emphasises, is even more interesting following the acquisition of Ecodeco, a very innovative company which mainly operates abroad. Between the two activities, he specifies, there is no overlap; on the contrary, one complements the other as Ecodeco operates in the sector of waste industrial processing, while AMSA operates in the sector of waste collection and disposal. Consequently, the possible integration between AEM and AMSA is a possibility of great added value for the Company. The company has little interest in whether or not such an integration might also place the Municipality of Milan in a better bargaining position than the

Municipality of Brescia. In any event, there are at present no shared valuations for any of the transactions under consideration. As soon as there are any valuations in terms of figures, they will be disclosed in compliance with law, and then submitted to the shareholders.

The Chairman, after specifying that AEM intends to exercise the purchase option on Ecodeco, although the relative transaction has still not been formalised, emphasises that any merger with ASM would not have any particular consequences upon employment: on the contrary, it may be possible to benefit from a better optimisation of resources available.

Finally, he informs that AEM hired 92 people in 2004, 79 in 2005 and 67 in 2006.

Mr. Girelli Consolaro thanks the Chairman for the information that he has provided, recalling however that the Chairman of ASM made no reply during the relative shareholders' meeting except by referring to the press releases already published.

Mr. Zuccoli takes the floor once again to further specify that the shareholders' agreement with EDF will expire in 2008, upon giving a prior notice of 6 months.

With regard to the observations by Mr. Trevisan, the Chairman recalls that the Court of Justice has still not given its ruling. In the meanwhile, the Government has abrogated Article 2450 of the Italian Civil Code, while maintaining the provisions under Article 2449 in force, thus confirming its full legitimacy. This provides further confirmation that it is appropriate for AEM not to rush ahead but to wait for the judicial decision.

As to the question regarding the relationship between Article 2449 itself and the special regulations referred to by the shareholder, he states that this is not the appropriate place to enter into technical discussions, which are moreover dealt with by the Company's lawyers. However he repeats his conviction as to having operated in compliance with the Italian law in force. He further adds that it is not possible to establish at this moment what effect any merger between AEM and ASM might have on the by-laws, a merger which would also give rise to a company with a shareholding structure that is entirely different to its present one. Finally, Mr. Zuccoli confirms that AEM is developing a quite innovative project for heating houses in the city. The idea is to use electrical energy to extract cold water and pipe it to homes at higher temperatures in order to provide heating. It involves highly innovative technology that is widely used in several Northern Countries and which, moreover, is entirely pollution free. The new power plant of Canavese is now almost complete and others could be built.

Mr. Trevisan, in replying, acknowledges the fact that the Company does not take a position about the Decree Law no. 332 of May 31, 1984, with respect to Article 2449.

He also repeats his question as to what will be proposed to the shareholders' meeting in the event of a negative ruling by the Court of Justice.

The **Chairman** once again specifies that the Board has always deemed it appropriate to comply with the law provisions and that all decisions regarding the measures to be taken will be made once the ruling has been given.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;

- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;

- acknowledged that at the beginning of the vote, no. 92 shareholders representing no. 991,738,731 voting shares - equal to 55.09% of the share capital - were present in person or by proxy;

- put to the vote (at 12:26 p.m.), by show of hands, the proposal on the approval of the annual accounts as of December 31, 2006, the report on operations and the allocation of profits, that is reported below:

"The Shareholders' Meeting

- *having acknowledged the Report on operations by the Board of Directors;*
- *having acknowledged the Report of the Board of Statutory Auditors;*
- *having acknowledged the Report of the Independent Auditors;*
- *having examined the financial statements as of December 31, 2006, which, as required by law, was firstly drawn up according to IAS/IFRS international accounting standards, includes the effects of the "Transition to IASs/IFRSs" and shows a profit of € 176,702,774;*

resolves

a) to approve:

- *the Report on operations by the Board of Directors;*
- *the balance sheet, the related income statement and the explanatory notes for the financial year showing a profit of € 176,702,774, as submitted by the Board of Directors as a whole and in the individual entries, with the proposed appropriations and allocations, including the "Transition to IASs/IFRSs" and the related effects;*

b) to allocate the operating profit, equal to € 176,702,774.00.- as follows:

- € 8,835,139.00.- to the legal reserve;

- € 17,890,000.00.- to the reserve under Article 6, paragraph 2, of Legislative Decree no. 38 of February 28, 2005;

- € 0.07 for each ordinary share outstanding at the date of detachment of coupons, excluding treasury shares in the portfolio at that date and the residual amount to Other Reserves".

The proposal was approved by the majority:

Opposing votes: no share.

Abstained: no. 1,099 shares.

Favourable votes: no. 974,426,721 shares.

See attached details.

The Chairman announced the result

* * *

The Chairman then moved to discuss the third item on the agenda, bearing: *"Audit assignment for the financial years from 2007 to 2015"*.

Upon the attendants' unanimous consent, the reading of the proposal by the Board of Statutory Auditors concerning the audit assignment, as drawn up pursuant to Article 159 of the Finance Consolidation Act, was omitted, while the Secretary proceeded to read out the proposed resolution that is reported below.

The Chairman, inviting those who wished to take the floor to do so by registering their name with the Secretary, Professor Carlo Marchetti, at the Chairman's table, declared the meeting open on the third item on the agenda, which was carried out as follows.

Mr. Basilio Rizzo, acknowledging that what is proposed is the only concrete practicable solution, declares that he does not wish to participate in the relevant vote.

Since nobody else took the floor, the Chairman:

- declared the discussion closed;
- requested those present at the meeting to declare any lack of entitlement to vote, and he urged them not to leave the hall before the end of the vote;
- acknowledged that at the beginning of the vote, no. 91 shareholders representing no. 991,736,231 voting shares - equal to 55.09% of the share capital - were present in person or by proxy;
- put to the vote (at 12:34 p.m.), by show of hands, the proposal to appoint PricewaterhouseCoopers S.p.A. as the accounting firm responsible for auditing, which had previously been read and that is reported below:

"The Ordinary Shareholders' Meeting of AEM S.p.A., upon reasoned proposal of the Board of Statutory Auditors prepared as required by Article 159 of the Finance Consolidation Act

resolves

- *in accordance with Legislative Decree no. 58 of February 24, 1998, the* CONSOB *instructions and the proposal submitted by PricewaterhouseCoopers S.p.A. on February 14, 2007, as supplemented on March 27, 2007 -, to appoint PricewaterhouseCoopers S.p.A. as the accounting firm responsible for the auditing of the financial years from 2007 to 2015, in order*

(i) to audit the annual accounts pursuant to Article 155 of Legislative Decree no. 58/1998, for the yearly remuneration of € 34,200.00.- in consideration of a scheduled commitment of 380 hours;

(ii) to periodically verify the correct keeping of the corporate accounting pursuant to Article 155, paragraph 1, letter a), of Legislative Decree no. 58/1998, for a yearly remuneration of € 10,800.00.- in consideration of a scheduled commitment of 120 hours;

(iii) to audit the consolidated accounts pursuant to Article 155 of Legislative Decree no. 58/1998, for the yearly remuneration of € 13,500.00.- in consideration of a scheduled commitment of 150 hours;

(iv) to carry out the limited audit of the half-year report as of June 30, for the yearly remuneration of € 14,400.00.- in consideration of a scheduled commitment of 160 hours;

(v) to carry out the conformity test for separate annual accounts prepared pursuant to Resolution 310/01 (11/07 where already applicable) of the Autorità per l'Energia Elettrica e il Gas (AEEG, the Italian Authority for Electricity and Gas), *for the yearly remuneration of € 3,600.00.- in consideration of a scheduled commitment of 40 hours;*

acknowledging that said fees are indicated with reference to the tariffs in force from July 1, 2006, up to June 30, 2007, and shall be updated on July 1 of each year, according to the total variation of the cost of living ISTAT[4] index as compared to the previous year (based on June 2006) starting from July 1, 2007, as well as in the event of exceptional or unforeseeable situations; the amounts set forth do not include VAT, out-of-pocket expenses and secretarial expenses to be invoiced based on costs incurred, nor the contribution to be paid to CONSOB *for its activity of regulatory body".*

The proposal was approved by the majority.

Opposing votes: no share.

Abstained: no. 3,499 shares.

Favourable votes: no. 974,421,721 shares.

Non-voting: no. 100 shares.

See attached details.

[4] *ISTAT, Istituto Nazionale di Statistica* = Italian National Institute of Statistics.

The Chairman announced the result.

* * *

There being no other item on the agenda to discuss, the Chairman thanks those present and declares the Shareholders' Meeting adjourned at 12:35 p.m..

The Chairman The Secretary

END